
US
Global
China
Preclinical
Phase 1
Phase 2
Phase 3
Hematologic Malignancies
Autologous
MM*
(BCMA)
LEGEND-2†
CARTIFAN-1
CARTITUDE-1
CARTITUDE-2
CARTITUDE-4
CARTITUDE-5
CARTITUDE-6
TCL†
(CD4)
NHL-DLBCL† /ALL†
(CD19 x CD20 x CD22)
Allogeneic
MM (BCMA)‡
Solid Tumors
Autologous
Gastric†
(Claudin 18.2)
Pancreatic
(Claudin 18.2)
HCC (GPC3) †
NSCLC (GPC3)
SCLC (DLL3)
Infectious Diseases
HIV (Undisclosed)

ALL, Acute lymphoblastic leukemia; BCMA, B-cell maturation antigen; DLBCL, diffuse large B-cell lymphoma; DLL3, delta-like ligand 3; GPC3, Glypican-3; HCC, hepatocellular carcinoma; HIV, human immunodeficiency virus; IIT, investigator-initiated trial; NHL, non-Hodgkin lymphomas; MM, multiple myeloma; NSCLC, non small cell lung cancer; SCLC, small cell lung cancer; TCL, T-cell lymphoma
*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 IIT in China. ‡Multiple allogeneic platforms are being developed.